YM BIOSCIENCES INC.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code has been approved by YM BioSciences Inc’s. Board of Directors (the “Board”) and is intended to assist all employees, officers, directors, agents and contractors (the “YM Representatives”) of YM BioSciences Inc and each of its direct and indirect subsidiaries (collectively, “YM”) to maintain the highest standards of ethical conduct in corporate affairs.  This Code is intended to comply with Canadian securities law requirements and Section 406 of the Sarbanes-Oxley Act of 2002.  Specifically, the purpose of this Code is:

•	to encourage among YM Representatives a culture of honesty, accountability and mutual respect;
•	to provide guidance to help YM Representatives recognize ethical issues; and
•	to provide mechanisms to support the resolution of ethical issues.

ADMINISTRATION

The Board is ultimately responsible for the implementation and administration of this Code and has designated a Compliance Officer for the day-to-day implementation and administration of this Code.  From time to time, the Board may change this designation and may also designate one or more Assistant Compliance Officers to fill in at times when the Compliance Officer may be otherwise unavailable, such as during his or her vacation. The Board’s current designations, together with contact information, are set out in Schedule A to this Code.  YM Representatives should direct questions concerning this Code to the Director, Finance.

While this Code is designed to provide helpful guidelines, it is not intended to address every situation.  Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code.  YM Representatives should conduct their business affairs in such a manner that YM’s reputation will not be impugned if the details of their dealings should become a matter of public discussion.  YM Representatives shall not engage in any activity that adversely affects the reputation or integrity of YM.

It is not intended that there be any waivers granted under the Code.  In the unlikely event that a waiver is considered, in order to be granted it must receive prior approval by the Board if it includes a director or an executive officer, or by the Board or the President and Chief Executive Officer of YM (the “Chief Executive Officer”) in the case of any other YM Representative.  Any waiver or amendment will be disclosed promptly in accordance with applicable securities laws and YM’s Disclosure Policy.

If laws or other policies and codes of conduct differ from this Code, or if there is a question as to whether this Code applies to a particular situation, YM Representatives should check with the Compliance Officer before acting.  If there are any questions about any situation, YM Representatives should ask the Compliance Officer how to handle the situation.  However, every supervisor and manager is responsible for helping employees to understand and comply with the Code.

YM will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to its attention.  Any YM Representative in a situation that he or she believes may violate or lead to a violation of this Code should follow the compliance procedures described in the section entitled “Reporting of Violations Procedure” below.

OVERVIEW

It is the policy of YM to apply high standards of courtesy, professionalism and honesty in our interactions with customers, shareholders, suppliers, co-workers and the community.   This Code governs the business-related conduct of all YM Representatives, including, but not limited to, the Chief Executive Officer and the Chief Financial Officer and all other directors, officers and employees of YM.

COMPLIANCE WITH LAWS

A variety of laws applies to YM and its operations.  It is YM’s policy to comply with all applicable laws, including employment, discrimination, health, safety, antitrust, securities, banking and environmental laws.  No YM Representative has authority to violate any law or to direct another YM Representative or other person to violate any law on behalf of YM.  Each YM Representative is expected to comply with all such laws, as well as rules and regulations adopted under such laws.

Violations of laws may subject a YM Representative to individual criminal or civil liability, as well as to discipline by YM.  Such individual violations may also subject YM to civil or criminal liability or the loss of reputation or business.

Many of the laws applicable to YM and YM Representatives are complex and fact specific.  If any YM Representative has questions concerning a specific situation, he or she should contact the Compliance Officer before taking any action.

CONFLICTS OF INTEREST

YM Representatives are expected to make or participate in business decisions and actions in the course of their relationship with YM based on the best interests of YM and not based on personal relationships or benefits.  A conflict of interest, which can occur or appear to occur in a wide variety of situations, may compromise a YM Representative’s ability to act ethically.

Generally speaking, a conflict of interest occurs when the personal interest of a YM Representative, an immediate family member of a YM Representative or a person with whom a YM Representative has a close personal relationship interferes with, or has the potential to interfere with, the interests or business of YM.  For example, a conflict of interest may occur where a YM Representative, his or her family member or person with whom he or she has a close personal relationship receives a gift, a unique advantage or an improper personal benefit as a result of the YM Representative’s position at YM.  A conflict of interest could make it difficult for a YM Representative to perform corporate duties objectively and effectively because he or she is involved in a competing interest.

The following is a discussion of certain common areas that raise conflict of interest issues.  However, a conflict of interest can occur in a variety of situations.  YM Representatives must be alert to recognize any situation that may raise conflict of interest issues and must disclose to the Compliance Officer any material transaction or relationship that reasonably could be expected to give rise to actual, or the perception of, conflicts of interest with YM.  Any YM Representative who becomes aware of a conflict or potential conflict should bring it to the attention of the Compliance Officer or follow the compliance procedures described in the section entitled “Reporting of Violations Procedure” below.   Transactions as defined in applicable securities regulations between related parties will not be conflicts of interest under this Code if they are reviewed and approved in accordance with the requirements of those regulations.

Corporate Opportunities

YM Representatives must not appropriate for themselves the benefit of any business venture, opportunity or potential opportunity he or she learns about in the course of his or her employment or office.  A YM Representative must not use YM’s proprietary information or position for personal gain.  A YM Representative must not compete against YM, either directly or indirectly.  YM Representatives owe a duty to YM to advance its legitimate interests when the opportunity to do so arises.

Outside Activities/Employment

Any outside activity must not significantly encroach on the time and attention YM Representatives devote to their duties for YM and should not adversely affect the quality or quantity of their work.  In addition, YM Representatives may not imply YM’s sponsorship or support of any outside activity that is not official YM business, and under no circumstances are YM Representatives permitted to take for themselves or their family members business opportunities that are discovered or made available by virtue of their positions at YM.  Moreover, except as permitted by the following paragraph or by the Board, the Chairman of the Nominating and Corporate Governance Committee or the Compliance Officer, no YM employee may perform services for or have a financial interest in any entity that is, or to such employee’s knowledge may become, a vendor, client or competitor of YM.  YM employees are prohibited from taking part in any outside employment or directorships without the prior written approval of the Chief Executive Officer or the Compliance Officer, except for minor and unrelated employment and for directorships on charitable Boards that in each case do not interfere with the employee’s duties to YM.

No YM employee may acquire securities of a customer, supplier or other party if ownership of the securities would be likely to affect adversely either the employee’s ability to exercise independent professional judgment on behalf of YM or the quality of such employee’s work.    YM Representatives must always follow YM’s other policies concerning the trading of securities, including those further described in this Code.

Civic/Political Activities

YM Representatives are encouraged to participate in civic, charitable or political activities so long as such participation does not encroach on the time and attention they are expected to devote to their YM-related duties.  Such activities are to be conducted in a manner that does not create an appearance of YM’s involvement or endorsement.

Inventions, Books and Publications

YM Representatives must receive written permission from the Chief Executive Officer or the Compliance Officer before developing, outside of YM, any products, software or intellectual property that may be related to YM’s current or potential business.

Loans to Executive Officers and Directors

YM will not, directly or indirectly, make loans or extend credit or provide guarantees to or for the personal benefit of executive officers or directors.

BRIBERY AND OTHER IMPROPER PAYMENTS

No YM Representative may, directly or indirectly, give, offer, demand, solicit or accept a bribe to or from anyone in the course of conducting business on behalf of YM, including in order to obtain or retain business, or for any other advantage.   No YM Representative may, directly or indirectly, give, offer, demand, solicit or accept any improper payment to or from anyone in the course of conducting business on behalf of YM, including in order to obtain or retain business, or for any other advantage.  Improper payments include, without limitation, any gift, gratuity, reward, advantage or benefit of any kind (monetary or non-monetary).   For greater certainty, a third party intermediary, such as an agent or family member, cannot be used to further any bribe or improper payment or otherwise violate the spirit of this Code.

Dealings with Government and Public Officials

YM strictly prohibits any payment to any public official that violates the laws of any jurisdiction in which YM operates. YM strictly prohibits any YM Representative from giving, offering, promising, demanding, soliciting or receiving, directly or indirectly, any bribe or improper payment, using corporate or personal funds, to or from public officials of any government or governmental agency for the purpose of obtaining or retaining business, or for any other reason.  Any offer of or request for any bribe or improper payment must be reported to the Compliance Officer.   YM strictly prohibits any person from making any payment if such person knows or reasonably believes that all or a portion of the payment will be offered, given or promised, directly or indirectly, to any public official of any government or governmental agency for the purposes of assisting YM in obtaining or retaining business.   Public officials include, without limitation:

•
political parties or officials thereof, political candidates and elected or appointed representatives of any government or governmental agency holding a legislative, administrative or judicial position at any level;

•
a person who performs public duties or functions, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty or function on behalf of the government, or is performing such a duty or function; and

•	an official or agent of a public international organization that is formed by two or more states or governments, or by two or more such public international organizations.

For greater certainty, YM may make contributions to political parties or committees or to individual politicians only in accordance with applicable law and all such payments must be reported to the Compliance Officer.

Gifts and Business Courtesies

YM strictly prohibits any payment to any person that violates the laws of any jurisdiction in which YM operates. Except to the extent specifically permitted below, YM strictly prohibits any person from giving, offering, promising, demanding, soliciting or receiving, directly or indirectly, a gift, or using corporate or personal funds, in such a way that could influence or reasonably give the appearance of influencing YM’s business relationship with another person.  Any offer of or request for such a gift or use of funds must be reported to the Compliance Officer.

Exceptions

YM does not prohibit the giving or receiving of gifts of nominal or token value to or from non-government suppliers and customers, provided that they are not for the express purpose of obtaining or retaining business or some other advantage for YM and provided that they are otherwise lawful.   YM does not prohibit expenditures of amounts for meals, entertainment and travel expenses in connection with YM customer conferences and other promotional activities for non-government suppliers and customers that are ordinary and customary business expenses, if they are otherwise lawful.  These expenditures should be included on expense reports and approved pursuant to YM’s standard procedures.

Gifts include, without limitation, material goods, as well as services, promotional premiums and discounts.   YM does not prohibit the giving or receiving of rewards, advantages or benefits that are permitted or required under the written laws of a government for which a public official performs duties or functions.   YM does not prohibit payments made that are otherwise lawful in respect of reasonable expenses incurred in good faith by or on behalf of the public official that are directly related to the promotion, demonstration or explanation of YM’s products and services, or the execution or performance of a contract between YM and the government for which the official performs duties or functions.   YM does not prohibit facilitation payments that are otherwise lawful.  Facilitation payments are payments made to expedite or secure the performance by a public official of any act of a routine nature that is part of the public officials’ duties or functions, including:

•	the issuance of a permit, license or other documents to qualify a person to do business;
•	the processing of official documents, such as visas and work permits;
•	the provision of services normally offered to the public, such as mail pick-up and delivery;
•	telecommunication services and power and water supply; and
•
the provision of services normally provided as required, such as police protection, loading and unloading of cargo, the protection of perishable products or commodities from deterioration or the scheduling of inspections related to contract performance or transit of goods.

Any facilitation payments must be recorded as such in the accounting records of YM.  Further, such facilitation payments shall not exceed the fees lawfully required by the public official for the function requested.  For greater certainty, an act of routine nature does not include a decision to award new business or to continue business with a particular party, including a decision on the terms of that business, or encouraging another person to make any such decision.

Caution should be exercised with respect to these exceptions.  If there is any doubt as to the legitimacy of a payment under this policy or under any law, advice should be sought from the Compliance Officer.

PUBLIC DISCLOSURES

YM has an obligation in compliance with applicable laws to make full, fair, accurate, timely and understandable disclosure in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities and in its other public communications.

In furtherance of this obligation, each YM Representative in performing his or her duties shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated, in order to ensure that to the best of his or her knowledge YM’s books, records, accounts and financial statements are maintained accurately and in reasonable detail, appropriately reflect YM’s transactions, are honestly and accurately reflected in its publicly available reports and communications and conform to applicable legal requirements and YM’s system of internal controls, including YM’s Disclosure Policy.

HANDLING OF CONFIDENTIAL INFORMATION

In addition to the restrictions regarding material non-public information set forth in the Disclosure Policy, YM Representatives should observe the confidentiality of information that they acquire by virtue of their relationship with YM, including information concerning YM and its customers, suppliers and competitors and other YM Representatives, except where disclosure is approved by an executive officer of YM or otherwise legally mandated.  In addition, YM Representatives must safeguard proprietary information, which includes information that is not generally known to the public and has commercial value in YM’s business.  Proprietary information includes, among other things, business methods, analytical tools, software programs, source and object codes, trade secrets, ideas, techniques, inventions (whether patentable or not) and other information relating to economic analysis, designs, algorithms and research.  It also includes information relating to marketing, pricing, clients, and terms of compensation for YM Representatives.  The obligation to preserve proprietary information continues even after employment ends. In addition to violating this Code and YM policy, unauthorized use or distribution of proprietary information could also be illegal and result in civil or even criminal penalties.  YM considers its intellectual property and confidential information important assets and may bring suit against employees or former employees to defend its rights vigorously.

USE OF YM ASSETS

YM assets, including facilities, funds, materials, supplies, time, information, intellectual property, software, corporate opportunities and other assets owned or leased by YM, or that are otherwise in YM’s possession, may be used only for legitimate business purposes of YM.  YM assets are not to be misappropriated, loaned to others, donated, sold or used for personal use, except for any activities that have been approved in writing by the Chief Executive Officer or the Compliance Officer in advance, or for personal usage that is minor in amount and reasonable.  YM Representatives are to report any theft or suspected theft to the Compliance Officer.  No YM Representative should knowingly invoke a program or code that could damage YM’s assets.

FAIR DEALING

Each YM Representative should deal fairly and in good faith with other YM Representatives, security holders, customers, suppliers, regulators, business partners and competitors.  No YM Representative may take unfair advantage of anyone through manipulation, concealment, misrepresentation, inappropriate threats, fraud, abuse of confidential information or any other intentional unfair-dealing practice.

DELEGATION OF AUTHORITY

Each YM Representative, and particularly each of YM’s executive officers, must exercise reasonable care to ensure that any permitted delegation of authority is reasonable and appropriate in scope, and includes appropriate and continuous monitoring.

HEALTH AND SAFETY

YM strives to provide each YM Representative with a safe and healthy work environment.  Each YM Representative has responsibility for maintaining a safe and healthy workplace for all YM Representatives by following safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices or conditions.   Violence and threatening behaviour will not be tolerated.  YM Representatives should report to work in condition to perform their duties, free from the influence of illegal drugs or excessive alcohol.  The use of illegal drugs or excessive alcohol in the workplace will not be tolerated.

DISCRIMINATION AND HARASSMENT

The diversity of YM Representatives is a valued asset.  YM is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.  Examples of conduct that will not be tolerated include derogatory comments based on racial, ethnic or religious characteristics and unwelcome sexual advances or comments.

REPORTING OF VIOLATIONS PROCEDURE

General Policy Regarding Report of Violations

YM Representatives who observe, learn of, or, in good faith, suspect a violation of this Code must immediately report the violation pursuant to the procedures for submission of complaints and concerns set out in the YM’s Whistleblower Policy.

COMPLIANCE

Adherence to Code and Disciplinary Action

All YM Representatives have a responsibility to understand and follow this Code. In addition, all YM Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Policy.  YM will discipline any YM Representative who violates this Code or related practices.  The determination of the appropriate discipline will be made by the Chief Executive Officer of YM in consultation with the Chairman of the Nominating and Corporate Governance Committee or by the Board of Directors.  Such discipline may include, among other things, written notice to the YM Representative that YM has determined that there has been a violation, censure by YM, demotion or re-assignment, suspension with or without pay or benefits, or termination of the YM Representative’s relationship with YM.

Records of all violations of this Code and the disciplinary action taken will be maintained by the Compliance Officer and will be placed in the YM Representative’s personnel file.

YM will notify and cooperate with the police or other governmental authorities regarding acts of YM Representatives involving violations of law.  In addition, some violations may result in YM bringing suit against employees or former employees to defend its rights vigorously.

Communications

YM strongly encourages dialogue among YM Representatives and their supervisors to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.    The Compliance Officer shall provide a report to the Board at least quarterly on investigations and other significant matters arising under this Code.

Responsibility of Senior Employees

Officers and other managerial employees are expected to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Managerial employees may be disciplined if they condone misconduct, do not report misconduct, do not take reasonable measures to detect misconduct or do not demonstrate the appropriate leadership to insure compliance.

RELATED YM POLICIES

Whistleblower Policy

As part of YM’s commitment to the highest standards of corporate governance, YM has established procedures for the receipt, retention and handling of complaints and concerns received relating to, among other things, alleged or suspected illegal activity or violations of this code or a code of conduct of a YM subsidiary.  Any such illegal activity or code violation must be reported promptly as set out in YM’s Whistleblower Policy.

This Code should be read in conjunction with YM’s other related policy documents, including the Disclosure Policy.  This Code supplements any contractual obligation any person may have under the terms of any agreements with YM.  This Code is not intended to create any contract (express or implied) with any person, including, without limitation, any employment or consulting contract, or to constitute any promise that a person’s employment or consulting arrangement will not be terminated except for cause.

APPROVAL AND AMENDMENT

This Code was approved and adopted by the Board of Directors of YM BioSciences Inc. on December 19, 2004 and amended on September 22, 2006.  YM is committed to reviewing and updating its policies and procedures on a continuing basis.  This Code may be revised, changed or amended at any time by the Board of Directors and amendment to the Code will be disclosed promptly to YM Representatives and will be disclosed publicly in accordance with applicable securities laws.

ACKNOWLEDGMENT

The undersigned YM Representative hereby acknowledges that he or she has received a copy of YM’s Code of Business Conduct and Ethics applicable to YM Representatives and that he or she has read and understood this Code in its entirety and agrees to abide by it.  The undersigned YM Representative acknowledges that it is his or her responsibility to seek clarification from the office of YM’s General Counsel if any applicable of the Code to a particular circumstance is not clear.  The YM Representative acknowledges that the YM Representative’s continued service with the YM requires the YM Representative to adhere fully to this Code and that failure to do so can result in disciplinary action up to and including termination of YM Representative’s employment by YM.

Acknowledged and agreed:

By:
Name:

Dated:

SCHEDULE “A”

This Board had made the following designations:

Compliance Officer:

Len Vernon
YM BioSciences Inc.
5045 Orbiter Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

Telephone:	905-629-9761
Fax:	905-629-4959
Email:	lvernon@ymbiosciences.com

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